NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three month periods ended March 31, 2012 and 2011
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	March 31, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	4	$279,393	$347,582
Accounts receivable and prepaids	5	55,250	20,490
Inventories	6	37,265	32,099
Due from non-controlling interest	7	22,896	11,137
		394,804	411,308

Non-current assets
Due from non-controlling interest	7	66,644	84,312
Property, plant and equipment	8	285,700	279,606
		352,344	363,918
Total assets		$747,148	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	9	$18,340	$24,651
Dividends payable	10	-	10,013
Income taxes payable	11	38,792	103,670
		57,132	138,334

Non-current liabilities
Deferred income taxes	11	9,040	16,187
Provision for closure and reclamation	12	13,386	13,233
		22,426	29,420
Total liabilities		79,558	167,754

Equity
Share capital	13	410,231	409,305
Share-based payments reserve		12,165	11,736
Retained earnings		117,621	76,383
Equity attributable to Nevsun shareholders		540,017	497,424

Non-controlling interest	7	127,573	110,048
Total equity		667,590	607,472
Total liabilities and equity		$747,148	$775,226

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars)

Three months ended March 31,
	Note	2012	2011
Commercial operations commenced February 22, 2011:
Revenues	14	$149,390	$54,315
Cost of sales
Operating expenses		(23,127)	(9,373)
Royalties		(7,361)	(2,709)
Depreciation and depletion		(8,274)	(2,595)
Operating income (January 1 to March 31, 2012 and		110,628	39,638
February 22 to March 31, 2011)

Administrative	13(b,c)	(421)	(3,614)
Finance income		1,117	11
Finance costs		(153)	(467)
Income before taxes		111,171	35,568

Income taxes	11	(42,408)	(13,675)
Net income		68,763	21,893

Other comprehensive income:
Unrealized gain on available-for-sale investment, net of tax		-	107
Comprehensive income		$68,763	$22,000

Income for the period attributable to:
Nevsun shareholders		41,238	11,803
Non-controlling interest		27,525	10,090
		$68,763	$21,893

Comprehensive income for the period attributable to:
Nevsun shareholders		41,238	11,910
Non-controlling interest		27,525	10,090
		$68,763	$22,000

Earnings per share attributable to Nevsun shareholders:	13(e)
Basic		$0.21	$0.06
Diluted		$0.20	$0.06

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

Three months ended March 31,
	Note	2012	2011
Cash provided by (used in):
Operating:
Income for the period		$68,763	$21,893
Items not involving the use of cash:
Accretion on reclamation liability	12	153	-
Depreciation and depletion		8,274	2,595
Income taxes	11	42,408	13,675
Share-based payments and stock appreciation rights	13(b,c)	(703)	2,561
Interest income on due from non-controlling interest	7	(1,091)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids		(34,760)	(10,951)
Inventories		(3,937)	(2,422)
Accounts payable and accrued liabilities		(3,829)	(384)
Income taxes paid	11	(114,432)	-

Net cash provided by (used in) operating activities		(39,154)	26,967
Investing:
Proceeds on sale of pre-production gold sales	8	-	48,613
Expenditures on property, plant and equipment – gold phase		(3,977)	(17,319)
Expenditures on property, plant and equipment – copper phase		(10,959)	-
Expenditures on exploration and evaluation		(659)	(1,288)
Changes in non-cash working capital related to investing activities		(1,122)	-

Net cash provided by (used in) investing activities		(16,717)	30,006
Financing:
Dividends paid to Nevsun shareholders	10	(10,013)	-
Dividends paid to non-controlling interest		(10,000)	-
Receipt of purchase price settlement from non-controlling interest	7	6,770	-
Interest received on due from non-controlling interest	7	230	-
Principal and interest paid on loan from non-controlling interest	7	-	(4,103)
Interest paid on advances from non-controlling interest	7	-	326
Issuance of common shares, net of issue costs	13	695	272

Net cash used in financing activities		(12,318)	(3,505)
Increase (decrease) in cash and cash equivalents		(68,189)	53,468
Cash and cash equivalents, beginning of period		347,582	50,145
Cash and cash equivalents, end of period		$279,393	$103,613
Non-cash investing and financing transactions:
Reclassification of share-based payments reserve to share capital upon exercise of options		231	122
Depreciation capitalized to property, plant and equipment	8	-	397
Share-based payments capitalized to property, plant and equipment	13(b)	-	276
Closure and reclamation increase in property, plant and equipment	12	-	1,124
Interest capitalized to property, plant and equipment		-	831

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares (note 13)	Share capital (note 13)	Share-based payments reserve	Accumulated other comprehensive income	Retained earnings (deficit)	Shareholders’ equity	Non-controlling interest	Total equity
December 31, 2010	196,488,322	$390,658	$10,056	$708	$(194,675)	$206,747	$(3,915)	$202,832

Exercise of stock options	120,000	272	-	-	-	272	-	272
Transfer to share capital on exercise of options	-	122	(122)	-	-	-	-	-
Share-based payments	-	-	2,837	-	-	2,837	-	2,837
Other comprehensive income	-	-	-	107	-	107	-	107
Income for the period	-	-	-	-	11,803	11,803	10,090	21,893
March 31, 2011	196,608,322	$391,052	$12,771	$815	$(182,872)	$221,766	$6,175	$227,941

Exercise of stock options	2,390,300	7,187	-	-	-	7,187	-	7,187
Exercise of stock appreciation rights	1,256,093	8,451	-	-	-	8,451	-	8,451
Transfer to share capital on exercise of options	-	2,615	(2,615)	-	-	-	-	-
Activation of stock appreciation rights	-	-	(3,213)	-	(9,716)	(12,929)	-	(12,929)
Share-based payments	-	-	4,793	-	-	4,793	-	4,793
Other comprehensive loss	-	-	-	(815)	-	(815)	-	(815)
Partial disposition of subsidiary to non-controlling interest, net of tax (note 7)	-	-	-	-	149,657	149,657	10,994	160,651
Income for the period	-	-	-	-	135,262	135,262	92,879	228,141
Dividends	-	-	-	-	(15,948)	(15,948)	-	(15,948)
December 31, 2011	200,254,715	409,305	11,736	-	76,383	497,424	110,048	607,472

Exercise of options	215,700	695	-	-	-	695	-	695
Transfer to share capital on exercise of options	-	231	(231)	-	-	-	-	-
Share-based payments	-	-	660	-	-	660	-	660
Income for the period	-	-	-	-	41,238	41,238	27,525	68,763
Dividends paid to non-controlling interest	-	-	-	-	-	-	(10,000)	(10,000)
March 31, 2012	200,470,415	$410,231	$12,165	$-	$117,621	$540,017	$127,573	$667,590

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 800 – 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company achieved commercial production at the Bisha Mine on February 22, 2011. As of that date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues. Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress. The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for provision for closure and reclamation, which is recorded at management’s best estimate. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements. Certain line items in the comparative prior period have been reclassified for presentation purposes. These condensed consolidated interim financial statements were approved by the Audit Committee on May 8, 2012.

3.	Summary of significant accounting policies

Refer to December 31, 2011 consolidated financial statements for a summary of significant accounting policies used to prepare these condensed consolidated interim financial statements.

4.	Cash and cash equivalents

	March 31, 2012	December 31, 2011
Cash	$43,393	$284,582
Short-term deposits	236,000	63,000
	$279,393	$347,582

Cash and cash equivalents located outside of Africa at March 31, 2012 equal $275,495 (December 31, 2011 - $339,869).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

5.	Accounts receivable and prepaids

	March 31, 2012	December 31, 2011
Trade receivables	$39,141	$3,470
Advances to vendors	14,751	15,408
Prepaid expenses	785	923
VAT receivable	410	251
Other receivables	163	438
	$55,250	$20,490

Trade receivables relate to doré that was received by refiners but not settled as at March 31, 2012. The full value of the trade receivables was collected subsequent to March 31, 2012.

6.	Inventories

	March 31, 2012	December 31, 2011
Materials and supplies	$27,916	$23,101
Work-in-progress	6,162	6,777
Finished goods	3,187	2,221
	$37,265	$32,099

Depreciation of $1,992 is included in work-in-progress and finished goods inventories at March 31, 2012 (December 31, 2011 – $764).

7.	Due from non-controlling interest

The Company’s principal operation, the Bisha Mine, is held via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or Bisha Mine), in which Nevsun has a 60% interest. The non-controlling interest in BMSC is held by the State owned Eritrean National Mining Corporation (ENAMCO).

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in BMSC by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%.

Purchase price settlement:

During August 2011, the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company of $242,506. The gain, net of income taxes, was recorded directly to retained earnings in Q3 2011 as it represented a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset. Interest of $1,091 has been accrued on this receivable and recorded in the quarter ended March 31, 2012 as finance income.

In Q1 2012, the Company collected $7,000 of the purchase price receivable.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

7.	Due from non-controlling interest (continued)

	March 31, 2012	December 31, 2011
Current asset – due from non-controlling interest	$22,896	$11,137
Non-current asset – due from non-controlling interest	66,644	84,312
Due from non-controlling interest	$89,540	$95,449

8.	Property, plant and equipment

	Exploration and evaluation	Construction-in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2011	$8,158	$25,202	$29,630	$248,893	$311,883
Additions	659	10,959	-	3,984	15,602
Disposals	-	-	-	(28)	(28)
March 31, 2012	8,817	36,161	29,630	252,849	327,457
Accumulated depreciation
December 31, 2011	-	-	1,818	30,459	32,277
Charge for the period	-	-	391	9,110	9,501
Disposals	-	-	-	(21)	(21)
March 31, 2012	-	-	2,209	39,548	41,757
Net book value March 31, 2012	8,817	36,161	27,421	213,301	285,700
Net book value December 31, 2011	$8,158	$25,202	$27,812	$218,434	$279,606

The Company’s mineral properties are located in western Eritrea, a country located in north-eastern Africa. The properties consist of a 53 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. The exploration license is valid until May 09, 2012 with a right of renewal upon application, a minor fee and a mandatory annual relinquishment of a minimum of 25% of the license area. The Company has applied for renewal. Eritrean state participation in the Bisha Mine is described in note 7.

Commercial production of the Bisha Mine was achieved in Q1 2011. As a result, the Company transformed into an operating mining company and allocated construction-in-progress amounts to appropriate categories of property, plant and equipment and commenced depreciating their useful lives.

Costs classified as mineral properties represent historic exploration and development costs at the Bisha Mine. Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

9.	Accounts payable and accrued liabilities

	March 31, 2012	December 31, 2011
Trade accounts payable	$2,944	$6,014
Accrued royalties	7,361	8,528
Accrued liabilities	8,035	10,109
	$18,340	$24,651

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

9.	Accounts payable and accrued liabilities (continued)

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea in Q1 2012 were $8,528 (Q1 2011 – $nil), all related to Q4 2011.

10.	Dividends

On November 21, 2011 the Company announced an increased semi-annual dividend of $0.05 per share for shareholders of record on December 31, 2011. Dividends of $10,013 were paid on January 16, 2012.

11.	Income taxes

Three months ended March 31,
	2012	2011
Current income taxes	$(49,555)	$(13,675)
Deferred income taxes	7,147	-
Income taxes	$(42,408)	$(13,675)

A reconciliation of income taxes to the amount calculated using the Company’s statutory tax rate for the period ended March 31, 2012 is as follows:

Three months ended March 31,
	2012	2011
Net income before taxes	$111,171	$35,568
Canadian federal and provincial statutory tax rate	25.0%	26.5%
Income taxes at statutory rate	(27,793)	(9, 426)

Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(14,291)	(4,250)
Other	(324)	1
Income taxes	$(42,408)	$(13,675)

(1) The Eritrean statutory mining tax rate is 38%.

The Company paid $114,432 in income taxes in Eritrea in Q1 2012, in addition to $36,000 paid in Q4 2011 to settle the total 2011 Eritrean income tax liability of $150,432.

As at December 31, 2011, the Company recorded a deferred tax liability of $10,539 related to an Eritrean reinvestment tax credit. The credit was denied by the Eritrean tax authority upon filing of the Company’s Eritrean tax return in late March 2012. As a result, the $10,539 was recorded as a credit to deferred income taxes, reducing the deferred income tax liability at March 31, 2012, and as an increase in current income taxes.

12.	Provision for closure and reclamation

Balance, December 31, 2011	$13,233
Accretion	153
Balance, March 31, 2012	$13,386

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at March 31, 2012, the undiscounted inflation-adjusted liability for provision for closure and reclamation is estimated to be approximately $25,100 (December 31, 2011 – $25,100). The cash expenditures are expected to occur over a period of time extending several years after the Bisha Mine’s projected closure.

13.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Stock options

The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance. The maximum term of options granted is ten years, however, to date all have been granted for five years. The vesting periods of stock options granted vary with terms determined by the board of directors. Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between 6 and 24 months. During 2012 share-based payment costs were calculated using the following weighted average assumptions: expected life of option 2.5 years (2011 – 1.8 years), stock price volatility 65% (2011 – 69%), dividend yield 3.0% (Q1 2011 – nil%), and a risk-free interest rate yield of 1.1% (2011 – 1.2%). The fair value is particularly impacted by the Company’s stock price volatility.

The three month period ended March 31, 2012 included $660 (Q1 2011 - $2,837) in share-based payment costs, $323 (Q1 2011 - $2,434) of which are presented in administrative expenses, $337 (Q1 2011 – $127) in operating expenses and $nil (Q1 2011 - $276) capitalized to property, plant and equipment.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2011	8,828,200	$4.06
Granted	250,000	3.53
Exercised	(215,700)	3.25
Forfeited	(75,000)	5.83
Outstanding, March 31, 2012	8,787,500	$4.05

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	695,000	$1.35 – 2.00	1.7
Vested (exercisable)	4,350,000	$3.14 – 4.16	3.1
Vested (exercisable)	2,202,500	$5.68 – 5.71	3.6
Unvested	850,000	$3.53 – 4.81	4.7
Unvested	690,000	$5.58 – 6.34	4.5
Total	8,787,500	$1.35 – 6.34	3.4

The weighted average share price of the Company on the dates options were exercised in the three month period ended March 31, 2012 was CAD $6.20 (Q1 2011 – CAD $6.64). The weighted average price of options exercisable at the end of the period was CAD $3.81 (December 31, 2011 – CAD $3.52).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

(c)	Stock appreciation rights

The liability associated with stock appreciation rights decreased in the quarter ended March 31, 2012, resulting in a credit of $1,362 to administrative expenses.

(d)	Fully diluted shares

Number of common shares
Shares issued and fully paid at March 31, 2012	200,470,415
Reserved for stock options outstanding (note 13(b))	8,787,500
Fully diluted shares at March 31, 2012	209,257,915

(e)	Earnings per share

The calculation of earnings per share is based on the following data:

	March 31, 2012	March 31, 2011
Income attributable to Nevsun shareholders	$41,238	$11,803
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	200,439	196,566
Dilutive options	1,988	5,493
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	202,427	202,059
Earnings per share (in $)
Basic	$0.21	$0.06
Diluted	$0.20	$0.06

Basic earnings per share is computed by dividing the income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the year, if dilutive.

14.	Revenues

Three months ended March 31,
	2012	2011
Gold sales	$142,262	$53,744
Silver sales	7,128	571
Revenues	$149,390	$54,315

15.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the "Actions"). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. It is not possible at this time to estimate the ultimate outcome of such Actions. The Company believes the allegations are without merit and will vigorously defend itself.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three months ended March 31, 2012

16.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa. See note 4 for location of cash and cash equivalents.